

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

<u>Via U.S. Mail</u>
J. Colin MacDonald
Interim Chief Executive Officer
Marine Drive Mobile Corp.
1278 Indiana Street, Suite 301
San Francisco, California 94107

> **Re: Marine Drive Mobile Corp.**
> **Current Report on Form 8-K**
> **Filed September 13, 2011**
> **File No. 0-53502**

Dear Mr. MacDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Current Report on Form 8-K</u>

<u>General</u>

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the amended filing where the responsive disclosure

can be found. This will expedite our review of the filing.

2.   Provide a more precise description of your ongoing and planned business operations, clarifying for the reader any distinctions between your current business and your future business. For example, it is not apparent to the reader whether prior to the Closing Date you had already begun to develop the "proprietary software and business processes" you reference in note 1 to the September 30, 2010, financial statements or to "develop web and mobile-based e-coupon websites catering to targeted lifestyle demographics" as you state at page 7. Similarly, clarify where you currently operate and where you intend to operate. At page 11, you state that you "have deployed only one e-commerce platform for a specific market … in a particular geographical area."

3.   In that regard, please refer to Item 2.01(f) of Form 8-K, which states that you must disclose "the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of the registrant's securities subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or Section 15(d) (15 U.S.C. 78o(d)) of such Act *upon consummation* of the transaction" (emphasis added). Accordingly, the information disclosed should reflect you, as the registrant, upon closing of the Exchange Transaction, which occurred on September 12, 2011.

4.   Similarly, explain to us the assertion which appears at page 44 that you "are not a shell corporation" as defined, and also expand your "Description of Business" section to provide additional textual detail regarding your assets and your business operations to support that conclusion.

5.   Define in context the following terms at the first place each appears:

- "m-Commerce"

- "e-commerce"

- "lifestyle verticals" and

- "go viral."

Similarly, to the extent that you use defined terms, please define any such terms the first instance they are used. For example, and without limitation, we note that you first use the term "SaaS-based platform" at page 5 but define it at page 8.

6.   To the extent you retain the statistical claims which appear in your filings, please provide us with the source documents upon which you relied. For instance, and without limitation, we note the statements relating to:

- total golf revenues, booking revenues, and the number of players at page 6 under "Golf Industry Growth";

- the number of rounds of golf played per annum, the number Americans who want to play golf or increase the frequency of play and the related growth rates at page 6 under "Meeting the Market's Needs";

- the statistics attributed to eMarketer at page 8 under "Online Commerce";

- all of the statistics at page 8 under "Mobile Commerce";

- the 2010 study referenced at page 9 under "Local Marketing Websites"; and

- the statistics presented in the last paragraph at page 10 under "Competition."

The above list is not intended to exhaustive. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your filing. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

7. Please ensure that you provide accurate disclosure in your filing, current as of the date that you filed the Form 8-K. For example, and without limitation, we note your disclosure at page 35 that "Mr. Pernites has agreed to devote more time to Sona's affairs during the period when [you] are conducting [y]our Phase I work program on the Sagar Claim."

Completion of Acquisition or Disposition of Assets, page 2

8. Please explain to us or revise to reconcile your statements that prior to the Exchange Transaction, you had 32,220,000 shares issued and outstanding, but simultaneously with the closing of the Exchange Transaction, Monika Sagar and Ajeeta Pinheiro held in the aggregate 72,000,000 shares.

9. Please revise to correct the reference to "Item 2.01(a)(f)" of Form 8-K.

10. We note your disclosure that the description of the Exchange Agreement and related transactions "does not purport to be complete." Please revise to provide in the amended Form 8-K a materially complete description of the material terms, conditions, and contemplated transactions.

Description of Business, page 4

General

11.   We note your disclosure at page 7 relating to how revenue is derived. Please revise your disclosure as follows:

- indicate that, to date, you have not had revenues and your operations have been funded entirely by your founder,

- discuss precisely how your founder has funded your operations and

- discuss how you intend to fund your operation for the next 12 months.

In this regard, we note your related disclosure under "Risk Factors—If we fail to raise capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

History, page 4

12.   If you retain the assertion, please further explain and support your reference to the "burgeoning opportunities created by the 21st Century Communications Act." Also briefly describe the 21st Century Communications Act and the referenced interface, which you say was intended to offer mobile operators and businesses a "one-stop solution to comply with this new legislation."

Products, page 5

13.   If you retain it, please further explain and provide support for the statement pertaining to the "large and dynamic lifestyle customer base that exists within the golf industry."

Pricing, page 7

14.   We note your disclosure that your revenue "*is* derived" (emphasis added) from transaction-related fees. Because you have not had any revenues to date, please revise to clarify that you desire to derive such revenues in the future.

Risk Factors, page 11

General

15.   Many statements to which you refer in the second italicized sentence on page 11 relate to present facts or conditions rather than to historical facts or future events. Therefore, your

statement appears overly broad. Please revise to narrow or to remove it. Similarly, please remove the word "will" from your list of such statements in the introductory italicized paragraph at page 27.

If we fail to raise additional capital, page 15

16.   Please identify your founder by name here and in your "Description of Business" section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

17.   Expand the "Overview" section to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. These challenges and risks could be related to how you intend to earn revenue and income and generate cash. For example, if material, discuss the status of your protecting your intellectual property or securing against payment-related fraud and how this will affect your operations and ability to generate revenue during the next 12 months. For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general, please refer to *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm*.

18.   Similarly, please provide expanded disclosure to address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. For example, if material, please discuss the current state of the economy as it may affect your business, which you state is aimed at a specific segment of society. Also clarify precisely where you intend to market your products or services. See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 29

19.   We note your disclosure that you "presently finance [y]our operations through debt and equity financings." We also note your disclosure at page 15 that your operations have been funded "entirely" by your founder. Please expand your disclosure here to discuss the particulars of such debt and equity issuances to your founder. In addition, please provide the basis for not describing such transactions under "Certain Relationships and Related Transactions and Director Independence" and "Recent Sales of Unregistered

Securities." Lastly, explain in necessary detail why you believe that your "existing capital resources are sufficient to meet our current obligations and operating requirements," particularly in light of the contracts with your officers and your other known expense commitments.

Directors and Executive Officers, page 32

Officers and Directors, page 33

20.   Revise the disclosure at page 32 or explain why you list Mr. Forward in the table at page 33 but not in the prior table.

21.   Explain to us why the disclosure in the last paragraph at page 43 provides a different start date for your officers than that which appears in their sketches in this section, or revise to reconcile the difference.

22.   Please revise each biographical sketch to specifically identify for the past five years all positions and/or offices held by each officer or director, stating the period (by month and year) during which each individual served in the listed capacity. See Item 401 of Regulation S-K. Where any individual officer devotes less than full time to your business, disclose the particulars, and make clear with what other employers or in what endeavors they currently devote the balance of their professional time.

23.   At page 35, you state that Mr. Pernites "spends almost none of his time on Sona's [sic] affairs." But you also claim that his "extensive experience as a director of the Company and familiarity with the Company is of great value to the Board…." Please revise to explain why it is of great value in those circumstances.

Exhibits, page 45

24.   We note that you are incorporating by reference Exhibit 3.2. Please note that you must file, or incorporate by reference, your complete articles of incorporation. See Item 601(b)(3)(i) of Regulation S-K. In this regard, we note that your Current Report on Form 8-K filed on June 30, 2011, includes only the text of an amendment to your articles of incorporation.

25.   Similarly, please refile Exhibit 10.1. You may not incorporate by reference previously filed but incomplete, unsigned exhibits. See Instruction 1 to Item 601 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any questions.

           Sincerely,

           /s/ A.N. Parker *for*

           H. Roger Schwall
           Assistant Director

cc: Via Facsimile
   Mark C. Lee, Esq.
   Greenberg Traurig, LLP
   1201 K Street, Suite 1100
   Sacramento, California 95814